AURORA CANNABIS INC.

900 – 510 Seymour Street
Vancouver, British Columbia Canada V6B 1V5
auroramj.com | +1-844-601-2448

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the “Meeting”) of shareholders of Aurora Cannabis Inc. (the “Company” or “Aurora”) will be held at the offices of McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Wednesday, July 18, 2018, at 9:00 a.m. (Vancouver time):

(a) to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”) of Aurora, approving the issuance of Aurora common shares (the “Aurora Shares”), including but not limited to (i) the Aurora Shares to be issued to MedReleaf Shareholders under the Arrangement; (ii) the Aurora Shares issuable upon the exercise of Replacement Options to be issued to MedReleaf Plan Optionholders in exchange for their MedReleaf Plan Options under the Arrangement; (iii) the Aurora Shares issuable upon the exercise of the MedReleaf Warrants following the Arrangement; and (iv) Aurora Shares issuable in connection with the vesting of the MedReleaf DSUs following the Arrangement, in each case, in connection with a court-approved plan of arrangement to be completed under section 182 of the Business Corporations Act (Ontario), pursuant to which Aurora will acquire all of MedReleaf’s common shares and MedReleaf will become a wholly-owned subsidiary of Aurora, in accordance with the arrangement agreement dated May 14, 2018, as amended by the amending agreement dated May 24, 2018, entered into between Aurora and MedReleaf, all as more particularly set forth in the Circular.

(b) to consider, and if deemed advisable, to approve, with or without variation, a special resolution (the “Reduction of Capital Resolution”), the full text of which is attached as Appendix “B” to the Circular, authorizing Aurora to reduce the capital of the common shares of Aurora in the context of a reorganization, all as more particularly set forth in the Circular.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies and is deemed to form part of this Notice of Meeting of Aurora Shareholders.

Regardless of whether a shareholder (an “Aurora Shareholder”) plans to attend the Meeting in person, we request that each Aurora Shareholder complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Circular. Beneficial Aurora Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Circular to ensure that their Aurora Shares will be voted at the Meeting.

The board of directors of Aurora have fixed the close of business (Vancouver time) on June 13, 2018 as the record date for the determination of the Aurora Shareholders that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with Aurora’s transfer agent Computershare Trust Company of Canada by 9:00 a.m. (Vancouver time) on July 16, 2018 (or a day other than a Saturday, Sunday or holiday which is at least two business days before the Meeting or any adjournment or postponement of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting in their sole discretion without notice.

DATED at Vancouver, British Columbia, June 18, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Terry Booth”

Terry Booth
Chief Executive Officer